UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K                                    ☐ Form 20-F                                    ☐ Form 11-K                                ☒ Form 10-Q

☐ Form 10-D                                    ☐ Form N-SAR                                ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K                                                                          ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form 11-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant:  China Ginseng Holdings, Inc.

Former name if applicable:

Address of principal executive office:      1562 Jie Fang Great Road, 16FL Zhongji Building, Suite 1062-1063, Nanguan District

City, state and zip code                  Changchun City, China

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

	(c)	The.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is currently in the process of completing the process of compiling and disseminating the information required to be included in its Form 10-Q interim report for the quarter ended March 31, 2016, as well as the required review of the Registrant’s financial information. The Registrant is not able to complete the process without incurring undue hardship and expense. The Registrant will require additional time to complete and file its Form 10-Q for the quarter ended March 31, 2016 and undertakes the responsibility to file such annual report no later than fifth calendar days after its original due date.

.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Long He	(01186)	43188952022
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                       ☒ Yes       ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☐ Yes     ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Ginseng Holdings, Inc.

 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

China Ginseng Holdings, Inc.

Date: May 16, 2016	By:	/s/ Long He
Long He
Chief Executive Officer